UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at June 11, 2009

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: June 11, 2009

* Print the name and title of the signing officer under his signature.

EXECUTIVE DIRECTORS SELECT HAYWOOD SECURITIES TO PROVIDE STANDBY COMMITMENT FOR FAIR RIGHTS OFFERING

June 11, 2009, Vancouver, BC - The Executive Directors of Rockwell Diamonds Inc. (TSX: RDI; JSE: RDI; OTCBB: RDIAF) today announced the Company has entered into a letter agreement with Haywood Securities Inc. ("Haywood") to act as dealer manager and to provide a standby commitment, often referred to as a "back-stop", for the planned Fair Rights Offering. Under the terms of a letter agreement signed today, Haywood will back-stop the rights offering to a maximum of C$3.6 million. The rights exercise price will be determined in the context of the market subsequent to the June 17, 2009 shareholders meeting. The Haywood offer is subject to Rockwell board approval and subject to Pala Investments Holdings Limited's initiatives not succeeding at the June 17 meeting. Under the terms of the offer Haywood would, for a fee of under 2% of the amount back-stopped, manage the rights offering of up to 60 million shares and will exercise any rights not subscribed for by existing Rockwell shareholders.

The Fair Rights Offering does not require compromise of the Shareholders Rights Plan and therefore no shareholder can use the rights offering to cement control above 20%. Haywood's letter offer is subject to definitive agreements containing customary conditions, termination rights and regulatory approval.

 "We are very pleased to have the support of Haywood for the Fair Rights Offering," commented David Copeland, chairman and one of the Executive Directors. "While I am confident that this Rights Offering will be heavily subscribed by current shareholders who will want to maintain their equity position, we are pleased that we will have the funds in place in about eight weeks after the shareholders meeting. We believe the recent market volume and prices are indicative of a recognition that Rockwell's shares are undervalued."

"Proceeds of the Fair Rights Offering will provide operational flexibility until average diamond prices recover further and it will do so while maintaining the Shareholder Rights Plan," added Mr Copeland. "Market analysts have recently confirmed that in their view terminating the Shareholder Rights Plan, as proposed by Pala, is not in the best interests of all shareholders."

The Executive Directors of Rockwell have established a purpose-specific web site where additional information, including the Executive Directors' Information Circular and Proxy, is available to shareholders relating to the issues concerning the Special Meeting at www.executivedirectorsrockwell.com.

THE FUTURE OF ROCKWELL DIAMONDS INC. WILL BE DETERMINED
BY THE OUTCOME OF THIS VOTE. DO NOT ALLOW A DISSIDENT MINORITY
SHAREHOLDER TO TAKE CONTROL OF ROCKWELL AND YOUR INVESTMENT.

THE EXECUTIVE DIRECTORS URGE YOU TO
VOTE ONLY THE GREEN PROXY
AS RECOMMENDED ON THE GREEN PROXY

For further information, contact:

The Laurel Hill Advisory Group by email at rockwellinfo@laurelhillag.com or by phone at:

	Toll free	Or Collect
North America	1-888-882-6737	1-416-637-4661
Europe	00-800-8655-1111
South Africa	0-800-982-179

The comments of the Executive Directors in this news release and on the website are solely their own and not of any other director. For general information about Rockwell please visit its own website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Investor Services deals with Company information and is not authorized to discuss matters or answer questions relating to the contested special shareholders meeting. Questions relating to the Executive's Director's positions in respect of the Meeting should be directed to Laurel Hill Advisory Group as per above.
No regulatory authority has approved or disapproved the information contained in this news release.